[Krispy Kreme Letterhead]

February 11, 2009

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Owings:

     Krispy Kreme Doughnuts, Inc. (the “Company”) has received your letter dated January 28, 2009 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s annual report on Form 10-K for the fiscal year ended February 3, 2008 (the “2008 Form 10-K”), the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on May 2, 2008 (the “Proxy Statement”), and the Company’s quarterly reports on Form 10-Q for the fiscal quarters ended May 4, August 3 and November 2, 2008 (the “Form 10-Qs”).

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K, the Proxy Statement, the Form 10-Qs and in its other filings under the Securities Exchange Act of 1934, as amended. The Company acknowledges that comments of the Staff regarding the 2008 Form 10-K, the Proxy Statement and the Form 10-Qs, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

Annual Report on Form 10-K for Fiscal Year Ended February 3, 2008
General

1. Comment

     You refer on pages 6 and 29 to additional international development efforts in the Middle East. Iran, Sudan and Syria, countries generally understood to be part of the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current or anticipated contacts with Iran, Sudan and Syria, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided or anticipate providing into the referenced countries, directly or indirectly. Your response also should describe any agreements, commercial arrangements, or other contacts you have had or anticipate having with the governments of those countries or entities controlled by those governments.

   Response

     The Company has no past, current or anticipated future contacts, transactions, arrangements or agreements, direct or indirect, with any of Iran, Sudan or Syria.

Item 3. Legal Proceedings, page 22

2. Comment

     With respect to the investigations by the Securities and Exchange Commission and the U.S. Attorney, please describe the factual basis alleged to underlie the proceedings and the relief sought, if known. Refer to Item 103 of Regulation S-K.

   Response

     To the best of the Company’s knowledge, the subject matter of the investigations by the Commission and the U.S. Attorney is the alleged conduct of certain former officers and directors of the Company described under “Litigation—Federal Securities Class Actions and Settlement Thereof and Federal Court Shareholder Derivative Actions and Partial Settlement Thereof” in the paragraphs immediately following the disclosure of the investigations.

     In future filings, the Company will make the linkage among these disclosures more explicit by adding to the disclosures of the governmental investigations references to the securities class actions and the shareholder derivative actions, as shown by the blacklined language which appears below, or using substantially similar language.

          Governmental Investigations

     SEC Investigation. On October 7, 2004, the staff of the SEC advised us that the SEC had entered a formal order of investigation concerning the Company. We understand that the investigation relates to the alleged conduct of certain former officers and directors of the Company described below under Litigation— Federal Securities Class Actions and Settlement Thereof and Federal Court Shareholder Derivative Actions and Partial Settlement Thereof. The Company is cooperating with the investigation.

     United States Attorney Investigation. On February 24, 2005, the United States Attorney’s Office for the Southern District of New York advised us that it would seek to conduct interviews of certain current and former officers and employees of the Company. We understand that the investigation relates to the alleged conduct of certain former officers and directors of the Company described below under Litigation—Federal Securities Class Actions and Settlement Thereof and Federal Court Shareholder Derivative Actions and Partial Settlement Thereof. The Company is cooperating with the investigation.

Definitive Proxy Statement on Schedule 14A
General

3. Comment

     Please provide the table required by Item 201(d) of Regulation S-K.

   Response

     The Company will provide the table required by Item 201(d) in future filings.

Executive Compensation, page 16
Compensation Discussion and Analysis, page 16
Annual Incentives, page 18
Fiscal 2008 Performance Metrics, page 19

4. Comment

     We note that the increase in international revenue is one of your performance metrics. Please disclose how you calculate international revenue.

   Response

     As used in the Company’s Fiscal 2008 Performance Metrics, international revenue means development and franchise fees and royalties derived by the Company from its franchisees located outside the United States. The Company will include disclosure to that effect, as applicable, in future filings.

Long-Term Stock Incentives, page 20
Restricted Stock, page 21

5. Comment

     We note under this heading as well as in your “Grants of Plan-Based Awards” table on page 27 that the Compensation Committee appears to have a policy of establishing most of the terms of the grants of stock option and restricted stock awards on the day of its meetings but that the pricing and date of grant is deferred to a future date. Please disclose the Compensation Committee’s policies in this regard.

   Response

     When an equity award action occurs in close proximity to a scheduled publication by the Company of its financial results, it has been the Compensation Committee’s practice to establish the grant and pricing date of awards to be a date following such publication. Since October 2006, the Company’s quarterly earnings release and the filing of the related report on Form 10-Q or Form 10-K have occurred simultaneously. The Company’s Securities Trading Policy provides that officers may not buy or sell common shares until the third trading day after the date on which the Company’s financial results are published; the Compensation Committee typically establishes award grant dates that follow the earnings publication date by the same or similar period.

     The foregoing practice has been applied in instances in which the price of the Company’s common stock has an effect on the size or terms of the award (for example, in the case of stock options).

     It also has been the Compensation Committee’s practice to establish the grant and pricing date of awards issued pursuant to employment agreements to be the effective date of such agreements, which in some instances has been a date after the date on which the Compensation Committee approved the employment contract and the related award.

     Finally, the Compensation Committee also has established the grant date of certain awards to be a date subsequent to the award action date for purposes of administrative convenience (for example, to cause the vesting date of current awards (which typically is an annual anniversary of the grant date) to be the same as the vesting date of prior awards).

     In all instances, the grant date of each award has been fixed by the Compensation Committee on the award action date.

     In future filings, the Company will make disclosure of the Compensation Committee’s practices described in the preceding paragraphs.

Quarterly Reports on Form 10-Q for Quarters Ended May 4, 2008, August 3, 2008 and November 2, 2008
Rule 13a-15(a)/15(d)-14(a) Certifications, Exhibits 31.1 and 31.2

6. Comment

     We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications do not track the text of Item 601(b)(31) of Regulation S-K in number 4(d). In future filings, please use the form of certification set forth in Item 601(b)(31) of Regulation S-K.

   Response

     In future filings, the Company will use the form of certification set forth in Item 601(b)(31) exactly as it appears in such Item.

_______________

     We believe that we have fully responded to your comments. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (336) 703-6934.

Sincerely,

KRISPY KREME DOUGHNUTS, INC.

By:	/s/ Douglas R. Muir
Douglas R. Muir
Chief Financial Officer